FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

under the Securities and Exchange Act of 1934, as amended

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

INVESTOR PRESENTATION August 2022

CORPORATE OVERVIEW Successfully delivering innovative energy solutions across the globe for over 40 years Corporate Overview Q2 2022 Overview3 Common Shares Outstanding1 89.7 million Revenue2 $1.2 billion Taking advantage of improving market fundamentals, Enerflex recorded Operating Countries 17 $313 million4 in bookings and grew its backlog Service Locations 53 to $737 million1 4 – the Company’s largest backlog in three years Manufacturing Facilities 3 Contract Compression Fleet ~827,000 HP Quarterly Dividend $0.025/share Increased activity drove Enerflex’s gross margin up to $64 million Revenue by Product Line2 Revenue by Business Segment2 or 17.1% and adjusted EBITDA to $45 million4 Energy Rest of Infrastructure World 23% Engineered 31% Enerflex maintained its strong financial position with long-term debt of Systems USA 1 1 47% 50% $346 million , net debt of $199 million , and a bank-adjusted net debt to EBITDA ratio of 1.36x 4, excluding non-recourse debt Service 30% Canada 19% 1. As at June 30, 2022. 2. For the trailing 12 months ended June 30, 2022. 3. For the three months ended June 30, 2022. 2 4. Non-IFRS measure that is not a standardized financial measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers.

SIGNIFICANT GLOBAL FOOTPRINT Enerflex is strategically located where the resource is Manufacturing Facility Operating Location Owned, Operated & Maintained Natural Gas Infrastructure 0 Bcf/day 90 Bcf/day Source: BP Statistical Review of World Energy (2020). Total 2019 global natural production was 385 Bcf/day. 3

PURSUING ENERGY’S FULL POTENTIAL Strategically investing in energy solutions to transform energy for a sustainable future Profitable Growth Technical Excellence through Geographic in Modular Energy and Product Line Solutions Diversity Transforming Energy for a Sustainable Future Financial Strength Sustainable Returns and Discipline to Shareholders 4

MARKET LEADER IN NATURAL GAS SOLUTIONS Enerflex offers its customers a differentiated and vertically integrated suite of product offerings Energy Service Engineered Infrastructure Systems Technical services Natural gas processing compression and alternatives, Contracted rental and leasing including contract Parts distribution Refrigeration solutions operations services, for: Operations and maintenance solutions Cryogenic facilities • Natural gas compression • Natural gas processing Equipment optimization Electric power generation Manufacturer warranties 2 and energy transition facilities • Electric power generation CO Exchange components Integrated turnkey facilities 5

PRIORITIZING GROWTH IN RECURRING REVENUE Long-term objective is to grow recurring revenues to stabilize corporate financial performance Revenue by Product Line1 Recurring Revenue ($ millions) 700 660 Energy 525 Infrastructure 23% Engineered 350 Recurring Systems Revenue 47% 53% 175 Service 30% 0 2018 2019 2020 2021 TTM Q2 2022 Energy Infrastructure Service Recurring revenue strengthens Enerflex’s corporate margin profile, reduces cyclicality in the business, and stabilizes corporate financial performance 1. For the trailing 12 months ended June 30, 2022. 6

IMPROVING BOOKINGS AND BACKLOG PROFILES Strong market fundamentals are driving solid Engineered Systems bookings and a growing backlog Engineered Systems Bookings Engineered Systems Backlog ($ millions) ($ millions) 2,000 1,500 1,500 1,125 1,066 737 1,000 750 500 375 0 0 2018 2019 2020 2021 TTM Q2 2022 2018 2019 2020 2021 Q2 2022 USA Rest of World Canada USA Rest of World Canada Engineered Systems bookings have The Company’s Engineered Systems backlog of returned to pre-pandemic levels $737 million is the largest backlog in three years 7

PROPOSED EXTERRAN ACQUISITION OVERVIEW

Creates a Premier Integrated Global Provider of Energy Infrastructure

- Geographic balance with **~25-35%** of revenues from each of North America, the Middle East, and Latin America
- Accesses a larger, more diverse opportunity set for global energy infrastructure and energy transition solutions

Accelerates Growth of Recurring Revenues

- Approximately doubles adjusted EBITDA, with **~20%** EPS* accretion and **~11%** CFPS accretion for Enerflex shareholders[1]
- Accelerates asset ownership strategy, with **>70%** of the combined entity's pro forma gross margin from recurring sources, strengthening its margin profile and reducing cyclicality

Significantly Improves Efficiencies

- Consolidation drives significant operational and SG&A synergies
- Revised target of at least **US$60 million**[2] of annual run-rate synergies within **12 - 18** months of closing

Enhanced Size and Scale

- Meaningfully enhanced scale with pro forma 2023e adjusted EBITDA of **US$380 - US$420 million**, inclusive of synergies[3]
- Significant cash flow in **2023+** provides capital allocation flexibility; Enerflex will prioritize: balance sheet strength, sustainable shareholder returns, and disciplined growth

Long-term Stable Capital Structure

- Fully committed debt capital structure of **US$700 million** revolving credit facility and **US$925 million** High-yield Bridge/High-yield Notes supports full repayment of existing notes and revolving credit facilities[4]
- Targeting **<2.5x** bank-adjusted net debt to EBITDA within **12 - 18** months of closing[5]

Commitment to Sustainability

- Combined entity's business lines, including water and energy transition solutions, reinforce its commitment to sustainability
- Products support a global transition toward a lower carbon future

*EPS accretion subject to final purchase price allocation upon closing.

1. Compared to *"Approximately doubles adjusted EBITDA, with ~50% EPS accretion (subject to final purchase price allocation upon closing) and >50% CFPS accretion for Enerflex shareholders"*, as at January 24, 2022.
2. Compared to *"Target of at least US$40 million of annual run-rate synergies within 12 - 18 months of closing"*, as at January 24, 2022.
3. Compared to *"Meaningfully enhanced scale with pro forma 2023e adjusted EBITDA of US$360 - US$400 million, inclusive of synergies"*, as at January 24, 2022.
4. Compared to *"Fully committed debt capital structure of US$600 million revolving credit facility and US$925 million High-yield Bridge/Unsecured Notes supports full repayment of existing notes and revolving credit facilities"* as at January 24, 2022.
5. Compared to *"Targeting 2.5 - 3.0x bank-adjusted net debt to EBITDA within 12 - 18 months of closing"*, as at January 24, 2022.

ENERFLEX 8

PROPOSED EXTERRAN ACQUISITION PRO FORMA OUTLOOK

Funding of in-flight growth projects will result in near-term call on cash before meaningful excess cash flow generation in 2023+

All Values in US$ millions

Adjusted EBITDA



600
500
400
300
200
100
0
476
286
259
320 - 370
355-405
360 - 400
380-420
2019
2020
2021
2022e (prior)
2022e (current)
2023e (prior)
2023e (current)
Enerflex
Exterran
Synergies
Pro Forma (before synergies)

Committed Capex and Work-in-Progress[1]



600
500
400
300
200
100
0
383
172
134
200-220
200-225
40-50
200-220
180-200
40-50
40-50
40-50
2019
2020
2021
2022e (prior)
2022e (current)
2023e (prior)
2023e (current)
Enerflex
Exterran
Pro Forma Maintenance
Pro Forma WIP
Pro Forma Growth

2022e Cash Flow



600
500
400
300
200
100
0
500-525
320-370
470-500
355 - 405
• Capex
• WIP
• Net WC
• Interest
• Income Taxes
• Dividends
Net Expenditures (prior)
Adj. EBITDA (prior)
Net Expenditures (current)
Adj. EBITDA (current)

2023e Cash Flow



600
500
400
300
200
100
0
120 - 160
360 - 400
170 - 210
380 - 420
• Maint. Capex
• WIP
• Net WC
• Interest
• Income Taxes
• Dividends
Net Expenditures (prior)
Adj. EBITDA (prior)
Net Expenditures (current)(2)
Adj. EBITDA (current)

Excess Cash Flow will prioritize:

- Balance sheet strength
- Sustainable shareholder returns
- Disciplined growth

1. Work-in progress-relates to in-flight manufacturing projects, including costs related to the construction of finance leases.
2. Does not include discretionary growth capital expenditures.

Note: Synergy capture is subject to timing considerations of being realized within 12 - 18 months of closing.

ENERFLEX

9

POST-TRANSACTION CAPITAL ALLOCATION PRIORITIES Enerflex will continue to prioritize balance sheet strength, sustainable shareholder returns, and profitable growth Maintain ample liquidity, targeting bank-adjusted net debt to Capital EBITDA of less than 2.5x within 12 to 18 months of closing EXTN transaction and maintained thereafter Capital Allocation Principles Committed Pay sustainable base dividend (2022) • Protect the balance sheet by achieving leverage target and Profitably invest in product lines and capabilities, maintaining ample liquidity including for energy transition 1 2 • Pay a sustainable dividend If bank-adjusted net debt to If bank-adjusted net debt to EBITDA above targeted 2.5x: EBITDA below targeted 2.5x: • Focus disciplined growth Strengthen balance sheet investments on full-cycle (2023+) Strengthen balance sheet earnings and return of capital Cash Flow Increase shareholder returns Discretionary to shareholders Profitably invest in growth Profitably invest in growth 10

MANAGING A STRONG BALANCE SHEET Enerflex will continue to protect its balance sheet through financial discipline and ample liquidity Net Debt (Cash) to Adjusted EBITDA1 Credit Capacity2 (ratio) Drawn 3 Undrawn Bank Facility Asset-based Facility $51MM Drawn $41MM Asset-based Facility $27MM 2 1.23x 1 Senior Notes $271MM 0 Undrawn Bank Facility $674MM (1) 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 TTM Q2 2022 Enerflex has a strong balance sheet with a 1 Enerflex has ample liquidity with access to bank-adjusted net debt to EBITDA ratio of 1.36x ~$680 millionof future drawings 1. Non-IFRS measure that is not a standardized financial measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. 2. As at June 30, 2022 and excluding letters of credit outstanding of $35.6 million and deferred transaction costs of $2.9 million. See Note 9 “Long-term Debt” in Enerflex’s financial statements as 11 at and for the three and sixmonthsended June 30, 2022.

DELIVERING SUSTAINABLE RETURNS TO SHAREHOLDERS Enerflex is committed to delivering a sustainable dividend to shareholders Cumulative Dividends 300 4 225 3 $ millions 150 2 $/share 75 1 0 0 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 $ millions $/share The Company right-sized its dividend in Q1 2020 to protect its financial position 12

STRONG MARKET FUNDAMENTALS Enerflex’s business plan is underpinned by constructive market fundamentals and the growing need for low-emission natural gas to support the energy transition Projected Global Energy Consumption1 (quadrillion British thermal units) 1,000 750 500 193 250 147 0 2020 2025 2030 2035 2040 2045 2050 Petroleum and Other Liquids2 Natural Gas Coal Nuclear Renewables Global natural gas consumption is projected to grow by over 30% by 2050 1. Source: EIA International Energy Outlook 2021 (October 6, 2021). 13 2. Includes biofuels.

UNIQUELY POSITIONED FOR THE ENERGY TRANSITION Enerflex has proven expertise in delivering practical solutions for global decarbonization efforts Carbon Capture, Utilization, and + Over 150 projects completed globally Electrification + Packaged 3 million HP of cumulative Storage + Cumulative capacity handles electric drive compression 5 million tonnes of CO2 per year Renewable Hydrogen Natural Gas + 10 RNG facilities constructed + 200,000 HP of hydrogen compression 14

WHY INVEST IN ENERFLEX? Differentiated global platform positioned for growth, with a focus on financial strength and returns 1 Vertically Integrated Differentiated global platform features synergistic product lines across the energy value chain 2 Financial Strength and Discipline Balance sheet bolstered by strong recurring revenue profiles from Energy Infrastructure and Service segments 3 Global Market Leader Strategically located where the resource is, with all product lines growing to meet the world’s energy needs 4 Uniquely Positioned for the Energy Transition Enerflex has the proven expertise to enable global decarbonization efforts 5 Returns-focused Disciplined investments focused on profitability, financial strength, and generating a meaningful return 15

DIVERSIFIED PRODUCT OFFERINGS

SOLUTIONS OFFERED FROM WELLHEAD TO MARKET Enerflex offers its customers a differentiated and vertically integrated suite of product offerings Engineering | Design | Manufacturing | Installation | Commissioning After-market Service | Operations | Maintenance 17

GROSS MARGIN BY PRODUCT LINE Gross margins continue their recovery, trending positively towards pre-pandemic levels Energy Infrastructure Gross Margin Service Gross Margin Engineered Systems Gross Margin ($ millions, %) ($ millions, %) ($ millions, %) 120 80% 100 32% 300 24% 90 60% 75 24% 225 18% 60 40% 50 16% 150 12% 30 20% 25 8% 75 6% 0 0% 0 0% 0 0% 2018 2019 2020 2021 TTM Q2 2018 2019 2020 2021 TTM Q2 2018 2019 2020 2021 TTM Q2 Gross Margin 2022 Gross Margin 2022 Gross Margin 2022 Gross Margin % Gross Margin % Gross Margin % Gross Margin before D&A %1 Gross Margin before D&A %1 Gross Margin before D&A %1 1. Non-IFRS measure that is not a standardized financial measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. 18

STRONG GLOBAL PRESENCE

USA

Enerflex services all key resource plays, for which demand for natural gas infrastructure is growing



Manufacturing Facility
Operating Location
0 Bcf/day
25 Bcf/day

Key Regional Market Drivers

- LNG net exports continue to grow as domestic producers look to participate in the global LNG market
- Domestic producers are looking to improve their emissions profiles in decarbonization efforts

Revenue[1]	$628 million
Energy Infrastructure	$111 million
Service	$182 million
Engineered Systems	$335 million
Contract Compression Fleet	~402,000 HP
Average Contract Compression Fleet Utilization[2]	94%

Source: BP *Statistical Review of World Energy* (2020).
1. For the trailing 12 months ended June 30, 2022.
2. For the three months ended June 30, 2022.

ENERFLEX

20

REST OF WORLD – LATIN AMERICA

Region serves as a key source of recurring revenues


Operating Location
Owned, Operated & Maintained Natural Gas Infrastructure
0 Bcf/day
4 Bcf/day

Key Regional Market Drivers

- Growing demand for natural gas infrastructure as region looks to satisfy the need for reliable power generation in post-pandemic recovery
- Regional natural gas production is projected to grow by 80% by 2040

Revenue[1 2]	$387 million
Energy Infrastructure	$177 million
Service	$116 million
Engineered Systems	$94 million
Contract Compression Fleet[2]	~387,000 HP

Source: BP *Statistical Review of World Energy* (2020).
1. For the trailing 12 months ended June 30, 2022.
2. Denotes revenue and contract compression for entire Rest of World business segment.

ENERFLEX
21

REST OF WORLD – MIDDLE EAST

Energy infrastructure ownership and after-market services generate stable cash flows



Operating Location
Owned, Operated & Maintained Natural Gas Infrastructure
0 Bcf/day
23 Bcf/day

Key Regional Market Drivers

- Significant BOOM projects established in key consuming regions
- Middle East is resource-rich, accounting for over 35% of the world's proven gas reserves

Revenue[1 2]	$387 million
Energy Infrastructure	$177 million
Service	$116 million
Engineered Systems	$94 million
Contract Compression Fleet[2]	~387,000 HP

Source: BP *Statistical Review of World Energy* (2020).
1. For the trailing 12 months ended June 30, 2022.
2. Denotes revenue and contract compression for entire Rest of World business segment.

ENERFLEX

22

CANADA

Constructive outlook for the WCSB includes carbon capture opportunities and a future LNG industry



Manufacturing Facility
Operating Location
0 Bcf/day
12 Bcf/day

Key Regional Market Drivers

- NGLs recovery drives infrastructure demand in liquids-rich basins
  - Petrochemical projects will increase domestic consumption of NGLs
- Future LNG industry will require new development of natural gas resources
- Electric power opportunities remain attractive

Revenue[1]	$233 million
Energy Infrastructure	$4 million
Service	$71 million
Engineered Systems	$158 million
Contract Compression Fleet	~38,000 HP

ENERFLEX

Source: BP *Statistical Review of World Energy* (2020).
1. For the trailing 12 months ended June 30, 2022.

23

ESG PERFORMANCE

ESG PERFORMANCE Enerflex is committed to delivering strong ESG performance Scope 1 & 2 GHG Emissions Total Recordable Incident Rate (tCO2e) (incident rate per 200,000 work hours) 30,000 0.80 25,900 9% 23,600 0.64 22% 22,500 0.60 0.50 15,000 0.40 7,500 0.20 0 0.00 2020 2021 2020 2021 Scope 1 GHG Emissions Scope 2 GHG Emissions Enerflex continues to identify economic and practical 2021 was Enerflex’s best annual TRIR to date and reflects solutions to reduce emissions across its operations the Company’s strong safety culture in action 25

APPENDIX

GROSS MARGIN BY PRODUCT LINE Three Months Ended June 30, 2022 Energy Engineered $ thousands Total Infrastructure Service Systems Revenue 372,077 69,892 105,839 196,346 Cost of Goods Sold Operating Expenses 289,410 26,738 87,125 175,547 Depreciation and Amortization 19,078 15,624 2,373 1,081 Gross Margin 63,589 27,530 16,341 19,718 Gross Margin % 17.1% 39.4% 15.4% 10.0% Gross Margin before Depreciation and Amortization % 22.2% 61.7% 17.7% 10.6% Six Months Ended June 30, 2022 Energy Engineered $ thousands Total Infrastructure Service Systems Revenue 695,146 135,344 189,025 370,777 Cost of Goods Sold Operating Expenses 539,950 52,271 157,381 330,298 Depreciation and Amortization 37,964 29,385 5,052 3,527 Gross Margin 117,232 53,688 26,592 36,952 Gross Margin % 16.9% 39.7% 14.1% 10.0% Gross Margin before Depreciation and Amortization % 22.3% 61.4% 16.7% 10.9% 27

LONG-TERM DEBT AS AT JUNE 30, 20221 Cdn$ thousands June 30, 2022 December 31, 2021 Drawings on Bank Facility 51,359 30,522 Drawings on Asset-based Facility 27,029 37,411 Notes due December 15, 2024 4.67% US$ Note 135,303 133,119 4.50% Cdn$ Note 15,000 15,000 Notes due December 15, 2027 4.87% US$ Note 90,202 88,746 4.79% Cdn$ Note 30,000 30,000 Deferred Transaction Costs (2,942) (3,376) Total Long-term Debt 345,951 331,422 1. See Note 9 “Long-term Debt” in Enerflex’s financialstatementsas at and for the three and sixmonthsended June 30, 2022. 28

ENERGY INFRASTRUCTURE PROJECT MODEL Design Project Scope Production Startup Project Phase Contract Award Fee-based Operations Contract Renewal Build, Install, Commission Operate and Maintain USA and Canada Ranges from 6 Months to 1 to 3 Years Majority of Project Timeline 10+ Years Depending on Rest of World Contracts Are Extended Scope of Project 3 to 10+ Years Long-term Commercial Take-or-pay Contracts Recurring Revenue Profile Cash Flows Upfront Capital Investment Bolstered upon Contract Protected from Commodity Renewal Price Fluctuations 29

ADVISORY STATEMENTS

ADVISORY STATEMENTS ADVISORY REGARDING FORWARD-LOOKINGINFORMATION This presentation contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are intended to identify forward-looking information. In particular, this presentation includes (without limitation) forward-looking information pertaining to: the closing of the Transaction and the timing associated therewith, if at all; the amount and nature of any losses incurred as a result of the Labor Board Decision; the anticipated financial performance of the combined entity, including its expected gross margin; the expected run-rate synergies and efficiencies to be achieved as a result of the Transaction and the quantum and timing associated therewith; anticipated shareholder value; expected accretion to adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess cash flow beginning in 2023; future capital expenditures, including the amount and nature thereof; Engineered Systems bookings and backlog; crude oil and natural gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain crude oil and natural gas markets; expectation in respect of excess cash flow following closing of the Transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the Energy Services markets; expectations regarding future dividends; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance matters; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith, if at all; the approval of the SEC and the timing associated therewith; the expectations with respect to the mailing of the Circular, the timing associated therewith, and the disclosures to be made therein; the disclosures provided in the table entitled “Transaction-related Guidance as at June 30, 2022”; Exterran’s expectation regarding the Dispute that although it may incur some loss with respect to such matter, the ultimate resolution of this matter will not be material to Exterran; and the successful completion of the Transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstancesand in light of the Transaction. All forward-looking information in this presentation is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this presentation, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this presentation should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the Transaction; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran, or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community, and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of Management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize taxlosses in the future; the ability tomaintain relationships with partners and to successfullymanage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s MD&A and Exterran’s Form10-Q, each for the three and sixmonths ended June 30, 2022, available on SEDARand EDGAR, respectively. The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this presentation is made as of the date of this presentation and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This presentation and its contents should not be construed, under any circumstances, as investment, tax, or legal advice. 31

ADVISORY STATEMENTS FUTURE-ORIENTED FINANCIAL INFORMATION This news release contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex, Exterran, and the combined entity’s prospective financial performance, financial position, or cash flows, including annual run-rate synergies, adjusted EBITDA, capital expenditures, total expenditures, gross margin, and bank-adjusted net debt to EBITDA ratio, all of which is subject to the sameassumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Enerflex, Exterran, or the combined entity’s actual results, performance, and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex and Exterran have included FOFI in this presentation in order to provide readers with a more complete perspective on the combined entity’s future operations and Management’s current expectations regarding the combined entity’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this presentation. Unless required by applicable laws, Enerflex and Exterran do not undertake any obligation to publicly update or revise any FOFI statements,whether as a result of new information, future events, or otherwise. NOOFFERORSOLICITATION This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERETOFINDIT In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders and the Circular will be mailed to Enerflex shareholders. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular will contain a detailed description of the Transaction and will be available under Enerflex’s SEDAR profile at www.sedar.com as well as on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDARmay also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling+1.281.836.7000. PARTICIPANTS INTHE SOLICITATION Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents maybe obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended. 32

ADVISORY STATEMENTS

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this presentation and in other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flow. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The non-IFRS measures should not be considered to be more meaningful than generally accepted accounting principles measures which are determined in accordance with IFRS, such as net earnings (loss), EBIT, and EBITDA, as indicators of Enerflex's performance.

These non-IFRS and other financial measures have been described and presented in order to provide shareholders, potential investors, and analysts with additional measures for assessing the performance of Enerflex, Exterran, and, where applicable, the pro forma expectations of the combined entity, as applicable, and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. See *"Non-IFRS Measures"* in Enerflex's MD&A for the three and six months ended June 30, 2022, available on Enerflex's website at www.enerflex.com and under Enerflex's SEDAR profile at www.sedar.com.

Adjusted EBITDA

The Company's results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company's performance and results. The presentation of adjusted EBITDA should not be considered in isolation from EBIT or EBITDA, as determined under IFRS. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar non-IFRS measures disclosed by other issuers.

The items that have been adjusted historically for presentation purposes relate generally to five categories:

1. Impairment or gains on idle facilities, excluding rental asset impairments
2. Severance costs associated with restructuring activities and cost reduction initiatives undertaken in response to the COVID-19 pandemic
3. Grants received from federal governments in response to the COVID-19 pandemic
4. Transaction costs related to mergers and acquisitions activity
5. Share-based compensation

Enerflex has presented the impact of share-based compensation as it is an item that can fluctuate significantly with share price changes during a period based on factors that are not specific to the long-term performance of the Company.

Management believes that identification of these items allows for a better understanding of the underlying operations of the Company based on the current assets and structure.

Gross Margin before Depreciation and Amortization

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired though acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present the operating performance of the business before the impact of depreciation that may not be comparable across assets.

Net Debt

Net debt is a non-IFRS measure defined as short- and long-term debt less cash and cash equivalents. Net debt is a commonly used non-IFRS measures to assess overall indebtedness and capital structure. Net debt is a non-IFRS measure to assess overall indebtedness and capital structure.

ENERFLEX

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